Filed Pursuant to Rule 253(g)(2)

File No. 024-10686

OFFERING CIRCULAR

CNote Notes

MAXIMUM OFFERING: $50,000,000

This Offering Circular Supplement (this “Offering Circular Supplement”) supplements the offering circular of CNote Group, Inc. (the “Company”), dated August 28, 2017, as qualified on August 28, 2017, and as may be amended and supplemented from time to time (the “Offering Circular”), to add, update and/or replace information contained in the Offering Circular as expressly set forth herein. Unless otherwise defined below, capitalized terms used herein shall have the same meanings as set forth in the Offering Circular. See “Incorporation by Reference of Offering Circular” below.

Incorporation by Reference of Offering Circular

The Offering Circular, including this Offering Circular Supplement, is part of an offering statement (File No. 024-10686) that we filed with the Securities and Exchange Commission (the “Commission”). We hereby incorporate by reference into this Offering Circular Supplement all of the information contained in Part II of the Offering Circular. Please note that any statement that we make in this Offering Circular Supplement (or have made in the Offering Circular) will be modified or superseded by any inconsistent statement made by us in a subsequent offering circular supplement or post-qualification amendment.

Financial Statements

The following consolidated financial statements for the periods ended December 31, 2019 and December 31, 2018 and the notes thereto which were filed with the Company’s recently-filed Annual Report on Form 1-K are hereby added to the Offering Statement and the Offering Circular starting on page F-1 and supersede the corresponding financial statements from the previous periods:

CNOTE GROUP, INC

Consolidated Financial Statements

December 31, 2019 and 2018

CNOTE GROUP, INC.

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

F-1

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders

CNote Group, Inc.

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of CNote Group, Inc. and subsidiary (collectively, the “Company”) which comprise the consolidated balance sheets as of December 31, 2019 and 2018, the related consolidated statements of operations, stockholders' deficit, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CNote Group, Inc. as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

F-2

Emphasis of Matter Regarding Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, certain conditions including the Company not generating significant revenue from principal operations, viability of the Company’s business model, and projected continued losses raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ dbbmckennon

Newport Beach, CA

April 29, 2020

F-3

CNOTE GROUP, INC.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2019 AND 2018

	2019	2018

Assets
Current assets:
Cash	$1,360,834	$435,209
Short-term investments	500,000	-
Accrued interest receivable	448,526	230,412
Accounts receivable and prepaid expenses	4,845	-
Current portion of loans receivable	9,049,777	5,577,242
Total current assets	11,363,982	6,242,863

Software, net	83,731	178,571
Loans receivable, net of loan loss reserve	8,542,183	5,875,857
Total assets	$19,989,896	$12,297,291

Liabilities and Stockholders' Deficit
Current liabilities:
Accounts payable and accrued liabilities	$25,037	$26,070
Interest payable	431,467	227,687
Deferred revenue	900,000	-
Current portion of notes payable, net	10,039,158	5,679,630
Current portion of notes payable - related parties	-	25,000
Current portion of convertible notes	420,000	-
Convertible note - related party	100,000	-
Total current liabilities	11,915,662	5,958,387

Notes payable, net	8,423,845	6,046,427
Notes payable - related parties	26,665	-
Convertible notes	580,660	-
Convertible note - related party	-	100,000
Contingent obligations to issue future equity - SAFE	1,619,500	1,619,500
Total liabilities	22,566,332	13,724,314

Commitments and contingencies (Note 5)	-	-

Stockholders' Deficit:
Common stock; par value of $0.00001 per share; 10,000,000 shares authorized. 6,018,750 and 6,000,000 shares issued and outstanding as of December 31, 2019 and 2018, respectively	60	60
Additional paid in capital	17,492	3,984
Accumulated deficit	(2,593,988)	(1,431,067)
Total stockholders' deficit	(2,576,436)	(1,427,023)
Total liabilities and stockholders' deficit	$19,989,896	$12,297,291

See accompanying notes to the consolidated financial statements.

F-4

CNOTE GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018

Revenues - Interest Income	$539,900	$275,139
Cost of revenues - Interest expense and other	781,422	646,162

Gross loss	(241,522)	(371,023)

Operating Expenses:
General and administrative	258,015	179,157
Sales and marketing	348,872	170,390
Research and development	231,195	126,792
Total operating expenses	838,082	476,339

Operating loss	(1,079,604)	(847,362)

Other expense:
Interest expense	82,517	42,000

Loss before provision for income taxes	(1,162,121)	(889,362)

Provision for income taxes	800	800

Net loss	$(1,162,921)	$(890,162)

Weighted average common shares outstanding - basic and diluted	6,013,408	6,000,000
Basic and diluted net loss per share	$(0.19)	$(0.15)

See accompanying notes to the consolidated financial statements.

F-5

CNOTE GROUP, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	Common Stock		Additional		Total
	Shares	Amount	Paid in Capital	Accumulated Deficit	Stockholders' Deficit
December 31, 2017	6,000,000	60	-	(540,905)	(540,845)
Stock-based Compensation	-	-	3,984	-	3,984
Net Loss	-	-	-	(890,162)	(890,162)
December 31, 2018	6,000,000	60	3,984	(1,431,067)	(1,427,023)
Exercise of Warrants to Purchase Common Stock	18,750	-	750	-	750
Stock-based Compensation	-	-	12,758	-	12,758
Net Loss	-	-	-	(1,162,921)	(1,162,921)
December 31, 2019	6,018,750	$60	$17,492	$(2,593,988)	$(2,576,436)

See accompanying notes to the consolidated financial statements.

F-6

CNOTE GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,162,921)	$(890,162)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	94,840	42,236
Amortization of offering costs	41,995	42,000
Stock-based compensation	12,758	3,984
Provision for loan losses	4,800	218,006
Changes in operating assets and liabilities:
Accrued interest receivable	(218,114)	(187,765)
Accounts receivable and prepaid expenses	(4,845)	-
Accounts payable and accrued liabilities	(1,033)	9,067
Deferred revenues	900,000	-
Interest payable	203,780	185,666
Net cash used in operating activities	(128,740)	(576,968)

CASH FLOWS FROM INVESTING ACTIVITIES:
Net lendings under loans receivable	(6,143,661)	(7,266,834)
Net investment in short-term investments	(500,000)	-
Software development costs	-	(57,855)
Net cash used in investing activities	(6,643,661)	(7,324,689)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net borrowings on notes payable	6,694,951	7,222,090
Net borrowings on notes payable to related parties	1,665	-
Exercise of warrants to purchase common stock	750	-
Issuance of convertible note - related party	-	100,000
Issuance of convertible notes	1,000,660	-
Issuance of Simple Agreements for Future Equity ("SAFEs")	-	604,500
Net cash provided by financing activities	7,698,026	7,926,590
Increase in cash and cash equivalents	925,625	24,933
Cash and cash equivalents, beginning of year	435,209	410,276
Cash and cash equivalents, end of year	$1,360,834	$435,209

Supplemental disclosures of cash flow information:
Cash paid for interest	$259,132	$15,197
Cash paid for income taxes	$800	$800

See accompanying notes to the consolidated financial statements.

F-7

CNOTE GROUP, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS

CNote Group, Inc. was incorporated on April 22, 2016 (“Inception”) in the State of Delaware. The Company’s headquarters are located in Oakland, California. The consolidated financial statements of CNote Group, Inc. (which may be referred to as "CNote", the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Through its online platform, CNote provides an opportunity for individuals and institutions to invest their money by lending it to CNote, which in turn, lends funds to Community Development Financial Institutions (“CDFIs”) dispersed across the United States. CDFIs are banks, credit unions, loan funds, microloan funds or venture capital providers that focus on providing loans to businesses in economically underdeveloped cities and neighborhoods in the United States and, as such, become qualified as a CDFI by the United States Treasury. Once qualified, CDFIs are eligible to be partially funded by the United States Treasury through the CDFI Fund established in 1994.

The Company intends to offer investors higher rates of return on their investments than is available to them through more traditional lower risk investment vehicles such as cash alternatives and fixed income. The Company also intends to earn revenues by earning higher rates of return on its loans to CDFIs than the rates it must pay its clients. The difference, or spread, between the rates CNote earns from its borrowers and the rates it pays to its lenders will constitute the primary component of the Company’s gross profits, before other direct costs of revenues such as web site costs and customer support costs, and operating expenses.

In December 2018, the Company formed a wholly-owned subsidiary CNote Lending, LLC, for the purpose of holding a California Finance Lenders license pursuant to the California Financing Law and to make loans to CDFIs. CNote Lending, LLC has received its California Finance Lenders license in January 2020. To date, the subsidiary has no operations.

The Company is still in the very early stages of developing its business. Accordingly, risks associated with startup, early-stage companies apply to the Company. Such risks include, but are not limited to, the need to raise additional funding, the need to generate additional revenues, the need to develop ongoing relationships with additional lenders and borrowers, the need to hire skilled employees, the need to comply with regulatory requirements, and the need to achieve profitability and sustainability.

Management Plans and Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

To date, the Company has not generated significant revenues from principal operations and has not yet proved the viability of its business model. Because losses will continue until such time that profitable operations can be achieved, the Company is reliant on financing to support operations. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern within one year after the date that the consolidated financial statements are issued.

During the next 12 months, the Company intends to fund its operations through the sale of equity and/or debt securities to third parties and related parties, as well as through increased operating revenues. If the Company cannot raise additional short-term capital, it may consume all of its cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company or increase revenues and margins sufficiently to sustain operations. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of planned operations, which could harm the business, financial condition and operating results. The consolidated financial statements do not include any adjustments that might result from these uncertainties.

F-8

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates.

Significant estimates include but are not limited to the valuation of SAFEs and convertible promissory notes, loan loss reserves, and the valuation allowance related to deferred tax assets. It is reasonably possible that changes in estimates will occur in the near term.

Cash and Cash Equivalents

The Company maintains its cash with major financial institutions located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.  At times, the Company may maintain balances in excess of the federally insured limits.

Cash equivalents include all highly liquid debt instruments purchased with an original maturity of three months or less.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2019 and 2018. The respective carrying value of all financial instruments approximated their fair values. These financial instruments include SAFEs, convertible promissory notes (“convertible notes”), loans receivable and notes payable and interest receivable and payable.

The SAFEs are considered a level 3 liability as there are no observable direct or indirect inputs. Based on management’s estimates as of December 31, 2019 and 2018, the fair value of these instruments is considered to be the carrying value. Management’s estimates are based on the short duration of the outstanding SAFEs and the fact that market circumstances have not changed materially since the instruments were originated. Accordingly, there has been no change in valuation during the periods presented.

F-9

Loans Receivable and Related Notes Payable

Management expects that the terms of the Company’s loans receivable and the notes payable used to fund the loans receivable typically will be 30 months or 60 months based on the current operating structure. In the normal course of business, the Company expects to hold such instruments to maturity. However, provisions within the terms of such instruments having 30 month terms allow for liquidity on demand of 10% per quarter. Accordingly, should the need arise, 40% of such loans receivable and related notes payable can be due on demand within one year, and therefore the Company has classified its loans receivable and notes payable with 30 month terms, as available for sale with the due on demand portion considered short-term.

Short Term Investments and Related Notes Payable

Management expects that the terms of the Company’s short term investments, in the form of certificates of deposit, and notes payable used to fund these investments, will typically be three months based on the current operating structure. In the normal course of business, the Company expects to hold such instruments to maturity. The Company has classified the portion of its notes payable used to fund short term investments as current liabilities.

Deferred Offering Costs

The Company accounts for offering costs in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 340, Other Assets and Deferred Costs. Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be netted against the debt offering proceeds upon the completion of an offering or to expense if the offering is not completed. As of December 31, 2017, $104,995 offering costs were incurred related to the Company’s Regulation A offering. As of December 31, 2017, all deferred offering costs were recorded as a discount to notes payable from the Regulation A offering and are being amortized over 30 months, which is the life of the initial notes payable under the offering. As of December 31, 2019 and 2018, $94,495 and $52,500, respectively, of the debt discount has been amortized and recorded as interest expense in the accompanying statements of operations. As of December 31, 2019, $10,500 remains to be amortized over the next three months on a straight-line basis.

Internal Use Software

The Company has incurred software development costs to develop software programs to be used solely to meet its internal needs and cloud-based applications used to deliver services. In accordance with ASC 350-40, Internal-Use Software, the Company has capitalized development costs related to these software applications. The Company begins amortization of these costs once the preliminary project stage is complete and it is probable that the project will be completed, the software will be used to perform the function intended, and the value will be recoverable. Reengineering costs, minor modifications and enhancements that do not significantly improve the overall functionality of the software are expensed as incurred. The Company is amortizing the initial release of the software based on the in-service date over 36 months on a straight-line basis. No software development costs for not yet released programs and applications met the criteria for capitalization in 2019. Amortization of capitalized software development costs recorded to expense was $94,840 and $42,236 for the years ended December 31, 2019 and 2018, respectively. Accumulated amortization as of December 31, 2019 and 2018 was $147,635 and $52,795, respectively.

Simple Agreements for Future Equity (“SAFEs”)

The Company has issued several Simple Agreements for Future Equity (“SAFEs”) in exchange for cash financing. These funds have been classified as long-term liabilities. (See Note 4.)

The Company has accounted for its SAFE investments as liability derivatives under the FASB’s ASC section 815-40 and ASC section 815-10. If any changes in the fair value of the SAFEs occur, the Company will record such changes through earnings, under the guidance prescribed by ASC 825-10. As of December 31, 2019 and 2018, the fair values of the SAFEs are equal to their face amounts that are the amounts of initial investment, as evidenced by the SAFE amounts being transacted in arm’s length transactions with unrelated parties.

F-10

Convertible Promissory Notes (“convertible notes”)

Thc Company has issued several Convertible Promissory Notes (“convertible notes”). These notes are recorded as short-term or long-term liabilities according to their stated maturity dates. (See Note 4.)

The Company reviews the terms of convertible debt and equity instruments it issues to determine whether there are derivative financial instruments, including an embedded conversion option that is required to be bifurcated and accounted for separately as a derivative financial instrument. In circumstances where a host instrument contains more than one embedded derivative instrument, including a conversion option, that is required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to the convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption.

The Company has determined that the terms of the convertible notes do not require bifurcation as discussed above. The Company determined that these notes may contain a beneficial conversion feature contingent upon a future event due to the discounted conversion provisions. Following FASB ASC 470-20, the Company determined the intrinsic value of the conversion features on these convertible notes based on the issuance date fair value of the Company’s stock and the discounted conversion features. In accordance with FASB ASC 470-20, a contingent beneficial conversion feature in an instrument that becomes convertible only upon the occurrence of a future event outside the control of the holder is not recognized in earnings until the contingency is resolved. Therefore, these beneficial conversion features were not recorded as note discounts at the issuance dates of the notes, but rather will be recognized upon the occurrence of the contingent event. (See Note 4.) The convertible notes are recorded at their face value, which is equivalent to the proceeds received for issuance.

Stock Options and Warrants

The Company has issued stock options and warrants to employees and to key advisors as compensation for services performed. The Company has accounted for these awards under ASC section 718 and Accounting Standards Update (“ASU”) 2018-07. The options and warrants and the services received were recorded at the fair value of the options and warrants at their grant dates, using an established options pricing model. (See Note 8.)

Revenue Recognition and Cost of Revenues

CNote uses the money it borrows from individuals and institutions to loan money to CDFIs. The Company earns interest on its loans to CDFIs, which are currently the primary source of its revenues. All such loans to CDFIs are governed by signed contracts between the Company and the CDFI borrowers. Interest income is recorded based on the terms of the master promissory agreement with each CDFI. The interest is accrued monthly. If ninety (90) days pass without the interest being paid in accordance with normal disbursement practices per the agreement, then the Company will cease recording revenue until such time that the interest is collected.

CNote borrows money from individuals and institutions through the Company’s online platform. The Company must pay interest on the borrowings to its lenders. All such loans are governed by signed contracts between the Company and individual lenders. The interest, which accrues according to the agreements governing terms of the loans from individual lenders, constitutes the major portion of the Company’s direct cost of revenues. Other direct costs of revenues include costs of operating the online platform, provision for loan loss reserves and amortization of development costs of internal use software.

F-11

Loan Loss Reserve

The Company recognizes the risk of loan losses by establishing a reserve of two (2) percent for potential losses to all new loans extended to CDFIs. During 2018, the reserve rate was three (3) percent. The amount of the loan loss reserve was determined based on industry norms and trends, adjusted for characteristics unique to the Company’s business model.

Reversals to the loan loss reserve will happen only when the loans mature. If no loss has occurred on a particular loan, the loss reserve will be reversed and recognized as other income at maturity of the loan. On the other hand, if any loan becomes completely unrecoverable, the entire amount of the loan will be written off, with a charge to bad debt expense, when and if facts and circumstances indicate that such a write off is necessary.

Research and Development

The Company incurs research and development costs during the process of researching and developing new technologies and future online offerings. Such costs are expensed as incurred.

Advertising

The Company expenses the cost of advertising and promotions as incurred. Advertising costs expensed were $13,552 and $23,897 for the years ended December 31, 2019 and 2018, respectively.

Income Taxes

The Company applies ASC section 740. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. At December 31, 2019 and 2018, the Company has established a full reserve against all deferred tax assets.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Loss per Common and Common Equivalent Share

The computation of basic earnings per common share is computed using the weighted average number of common shares outstanding during the year. The computation of diluted earnings per common share excludes Common Stock equivalents for the periods ended December 31, 2019 and 2018 as they are anti-dilutive. The Common Stock equivalents excluded from diluted earnings per share total 808,224 and 431,250 share equivalents as of December 31, 2019 and 2018, respectively.

Concentration of Credit Risk

During the early stages of the Company’s development, it is to be expected that the Company will extend loans to a relatively low number of CDFIs. For example, as of December 31, 2019, CNote has extended loans to eleven CDFIs. When the Company extends loans to a low number of borrowers, this results in a concentration of credit risk, wherein each CDFI borrower represents a relatively high risk, as compared with the relatively low risk that each individual borrower would constitute if the Company had loans outstanding with many CDFI borrowers.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of CNote Group, Inc., and its wholly-owned subsidiary, CNote Lending, LLC. All intercompany accounts and transactions have been eliminated in consolidation.

F-12

Recent Accounting Pronouncements

ASU 2016-13, as amended by ASU 2019-10, changes the accounting for credit losses measurement on loans and debt securities. For loans and held-to-maturity securities, the Update requires a current expected credit loss (”CECL”) measurement to estimate the allowance for credit losses for the remaining estimated life of the financial asset. The CECL measurement must be developed using historical experience, current conditions, and reasonable and supportable forecasts. The standard will also expand disclosure requirements. Adoption of the new standards is required for the Company effective January 1, 2023. Early adoption is permitted. The Company does not expect the adoption of this standard to materially affect the Company’s consolidated financial statements.

The Financial Accounting Standards Board issues Accounting Standards Updates to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. The Company believes those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on the Company.

NOTE 3 – LOANS RECEIVABLE AND INTEREST RECEIVABLE

Loans receivable represent the principal amounts of outstanding loans the Company has made to CDFIs, less loan loss reserves as described below. Interest receivable represents the outstanding interest due from CDFI borrowers.

As of December 31, 2019, the Company has outstanding loans and interest receivable from eleven CDFI borrowers totaling approximately $18,399,000. Under terms of the respective master promissory notes, the loans earn interest at rates ranging from 3.0% to 4.5% per annum. The loans mature in 30 to 60 months and may be prepaid by the borrower at any time without penalty. For loans with 30 month terms, the Company has the option to request repayment of 10% of the original loan amount on a quarterly basis. These requests are based on the requests of note payable holders disclosed in Note 4. As a result, the Company has accounted for these loans, totalling approximately $16,626,000, as available for sale, and has classified 40% of the loan balance with 13 to 30 months remaining term as a current asset on its consolidated balance sheet.

During the year ended December 31, 2019, the Company was repaid approximately $4,017,000 on the principal of loans receivables which were used to repay notes payable.

As of December 31, 2018, the Company had outstanding loans and interest receivable from seven CDFI borrowers totaling approximately $12,038,000. During the year ended December 31, 2018, the Company was repaid approximately $1,091,000 on the principal of loans receivables which were used to repay notes payable.

The Company has recorded a provision for loan losses, as described in Note 2. The loan loss reserve, which has been netted against the long-term portion of loans receivable, totaled $359,020 and $354,221 as of December 31, 2019 and 2018, respectively.

NOTE 4 – NOTES PAYABLE, INTEREST PAYABLE AND LONG-TERM LIABILITIES

Notes Payable

Notes payable represent the principal amounts of outstanding borrowings from individual and institutional clients. Interest payable represents the outstanding interest the Company owes to the note holders. Notes payable from clients are not a source of financing for the Company’s operations; rather, they are used to fund CDFI loans receivable (Note 3).

F-13

As of December 31, 2019, notes payable totaled $18,500,168. Notes mature in 30 to 60 months and earn interest at the rate of 2.75-4.00% per annum although the interest rate may be higher in the event a note holder provides stipulated new referral business to the Company. Additionally, the interest rate may be adjusted to the extent rates earned from loans to CDFIs vary in the future. Notes with original 30-month maturities issued under Regulation D may be rolled over for additional 30-month terms at the option of the holder. Certain notes provide the holder an option to call 10% of the original note balance each quarter. As a result, the Company has accounted for these notes, totalling approximately $16,675,000, as available for sale, and has classified 40% of such notes payable with contractual maturities of 13-30 months as a current liability on its accompanying consolidated balance sheets. As of December 31, 2019, a total of $26,665 of notes are due to related parties subject to the same terms.

As of December 31, 2018, notes payable totaled $11,803,552, of which $25,000 was due to related parties.

As of December 31, 2019, notes payable mature as follows:

Year Ending December 31,
2020	$5,281,817
2021	6,427,610
2022	5,465,741
2023	-
2024	1,325,000
$18,500,168

SAFEs

As of December 31, 2019, the Company has raised $1,619,500 via the issuance of SAFEs.

Under the SAFEs, the funds contributed by the investors will convert to shares of preferred stock in a priced preferred stock financing round, at a conversion price per share equal to the lesser of:

a.	the price per share of the newly issued preferred stock multiplied by the Discount Rate; or
b.	the Valuation Cap, as defined by the various agreements and described below, divided by the number of shares and potential shares of Common Stock, on a fully diluted basis, outstanding immediately prior to the preferred stock financing.

The SAFE terms vary (discount rate varies from 0% to 20%), and the Valuation Cap varies from $4,000,000 to $8,000,000). While the SAFEs remain outstanding, each SAFE holder will have the option of receiving his or her cash investment amount returned or receiving the number of shares of Common Stock purchased with his or her SAFE investment amount at the same price at which other shares of Common Stock are sold in a change of control.

If the Company dissolves or ceases operations, the SAFE holders, as a class, will have a preferential right to receive cash, up to the amount of their original investments, to the extent such funds are available to be paid, unless a SAFE holder notifies that the Company that he or she elects to receive shares of Common Stock purchased with his or her SAFE investment amount. Cash payments to SAFE investors in this situation would hold a preferential position to payments to the holders of Common Stock.

For one particular SAFE, if the SAFE has not been converted to shares of Preferred Stock after four years, that SAFE holder shall have the option of converting his SAFE investment to shares of Common Stock by purchasing the number of shares of Common Stock with his SAFE investment amount at a price equal to the Valuation Cap divided by the number of shares of stock and potential shares of stock, on a fully diluted basis, outstanding immediately prior to the conversion.

As of December 31, 2019, there has not been any priced round of preferred stock financing that would trigger a conversion of the SAFE funds to preferred stock. The SAFEs are marked-to-market each reporting period as described in Note 2. As of December 31, 2019 and 2018, management has determined that the carrying value is considered the fair value.

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Convertible Notes

As of December 31, 2019, the Company has raised $1,100,660 via the issuance of convertible notes. As of December 31, 2019 and 2018, one note in the amount of $100,000 was held by a related party. The notes bear interest at a rate of four percent per annum. As of December 31, 2019, convertible notes payable mature as follows, and are presented as short-term or long-term liabilities according to their maturities:

Year Ending December 31,
2020	$520,000
2021	580,660
$1,100,660

These notes contain both optional and automatic conversion features. Automatic conversion can be triggered upon a Qualified Financing, defined as a transaction or series of transactions in which the Company sells shares of equity securities to investors resulting in not less than $1,000,000 in proceeds to the Company, excluding the effects of the conversion of Convertible Instruments as defined in the convertible notes. Upon such event, the then outstanding principal amount and interest amount of the convertible note and shall convert into Equity Securities sold in the Qualified Financing at a conversion price equal to the lesser of (i) the cash price paid per share for Equity Securities by the Investors in the Qualified Financing (excluding any discount in connection with the conversion of any Convertible Instruments) multiplied by the Conversion Rate as defined in the convertible note, and (ii) the per share price equal to the quotient resulting from dividing the Valuation Cap as defined in the convertible note by the number of Fully Diluted Shares as defined in the convertible note.

If the Company issues and sells Equity Securities in an event that does not qualify as a Qualified Financing, then upon the election of the Majority Holders of the convertible notes, the outstanding principal and interest of the convertible notes shall convert under the terms described above.

If a Change of Control as defined by the terms of the convertible notes occurs while the convertible notes are outstanding, the Company shall repay the Holder from the proceeds of the Change of Control according to the terms of the convertible notes.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or any of its officers.

NOTE 6 – INCOME TAXES

The following table presents the current and deferred tax provision for federal and state income taxes for the years ended December 31, 2019, and 2018:

	2019	2018
Current tax provision
Federal	$-	$-
State	800	800
Total	$800	$800

Deferred tax provision (benefit)
Federal	$(241,000)	$(196,000)
State	(101,000)	(82,000)
Valuation allowance	342,000	278,000
Total	-	-
Total provision for income taxes	$800	$800

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In assessing the potential realization of these deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the Company attaining future taxable income during the periods in which those temporary differences become deductible. As of December 31, 2019 and 2018, management was unable to determine if it is more likely than not that the Company’s deferred tax assets will be realized, and has therefore recorded an appropriate valuation allowance against deferred tax assets at such dates.

The components of our deferred tax assets (liabilities) for federal and state income taxes consisted of the following as of December 31, 2019 and 2018:

	2019	2018
Deferred tax asset attributable to:
Net operating loss carryover	$662,000	$329,000
Temporary differences	106,000	97,000
Valuation allowance	(768,000)	(426,000)
Net deferred tax asset	$-	$-

The valuation allowance for deferred tax assets increased to $768,000 and $426,000 during the years ended December 31, 2019 and 2018, respectively.

Based on federal tax returns filed, or to be filed, through December 31, 2019, the Company has available approximately $2,220,000 in U.S. tax net operating loss carryforwards, pursuant to the Tax Reform Act of 1986, which assesses the utilization of a Company’s net operating loss carryforwards resulting from retaining continuity of its business operations and changes within its ownership structure. Net operating loss carryforwards start to expire in 2036 or 20 years for federal income and state tax reporting purposes.

The Company is subject to tax in the United States (“U.S.”) and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities starting in 2016. The Company currently is not under examination by any tax authority.

NOTE 7 – RELATED PARTY TRANSACTIONS

As of December 31, 2019, $26,665 of the individual notes payable are due to Company’s two co-founders and two close relatives of one of the co-founders, and $100,000 of convertible notes payable are due to a close relative of a key member of management. (See Note 4.)

NOTE 8 – STOCKHOLDERS’ EQUITY

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Stock, each having a par value of $0.00001. Upon Inception, and shortly after Inception, 6,000,000 shares of Common Stock were issued to the Company’s two co-founders. As of December 31, 2019, 6,018,750 shares of common stock are issued and outstanding, 6,000,000 of which are held by the Company’s two co-founders who remain active in the daily operations of the Company. As of December 31, 2018, 6,000,000 shares of Common Stock are issued and outstanding, all of which were held by the Company’s two co-founders.

Stock Options

In 2018, the Company’s Board of Directors adopted the CNote Group, Inc. 2018 Equity Incentive Plan (the “2018 Equity Incentive Plan”). The 2018 Equity Incentive Plan provides for the grant of equity awards to employees, and consultants, including stock options, stock appreciation rights and other stock or cash-based awards. Up to 1,500,000 shares of our Common Stock may be issued pursuant to awards granted under the 2018 Equity Incentive Plan. The 2018 Equity Incentive Plan is administered by our Board of Directors, has no fixed expiration date, and may be amended, suspended, or terminated by the Board at any time.

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In 2019, the Company granted 395,724 stock options to an advisor. The granted options had an exercise price of $0.07, expire in ten years from the date of the grant, and vest over a nineteen-month period. The stock options were valued at a grant date fair value of $19,786 using the Black-Scholes pricing model as indicated below:

Expected life	5.5 years
Risk-free interest rate	1.6%
Expected volatility	89.2%
Annual dividend yield	0%

In 2018, the Company granted 412,500 stock options under the 2018 Equity Incentive Plan to various advisors and employees. The granted options had an exercise price of $0.04, expire in ten years from the date of the grant, and ranged from 100% immediate vesting to vesting over a four-year period.

The stock options were valued at a total grant date fair value of $8,250 using the Black-Scholes pricing model as indicated below:

December 31, 2018
Expected life (range)	5.0-5.8 years
Risk-free interest rate (range)	2.8-2.9%
Expected volatility	56.8%
Annual dividend yield	0%

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public companies’ common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company’s Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock by looking at a market approach which takes into consideration the value of development to date and subscriber base.

Stock Purchase Warrants

In 2018, the Company granted to an advisor a Common Stock Purchase Warrant for the purchase of 18,750 shares at a purchase price of $0.04 per share. The term of the warrant was ten years. The warrant was valued at a total grant date fair value of $375 using the Black-Scholes pricing model as indicated below.

December 31, 2018
Expected life (years)	5.0
Risk-free interest rate	2.9%
Expected volatility	56.8%
Annual dividend yield	0%

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The expected term, risk-free interest rate, expected volatility, and dividend yield assumptions used in pricing the warrants granted were derived as described above for options granted. The warrant was exercised in 2019.

Share-Based Awards Available for Grant

A summary of share-based awards available for grant under the Company’s 2018 Equity Incentive Plan for the years ended December 31, 2019 and 2018 was as follows:

Shares Available for Grant
Authorized at inception of plan	1,500,000
Options granted 2018	(412,500)
Balance at December 31, 2018	1,087,500
Options granted 2019	-
Balance at December 31, 2019	1,087,500

Stock Option Activity and Related Share-Based Compensation Expense

A summary of stock option activity for the year ended December 31, 2019 was as follows:

	Options Outstanding
	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life (in Years)
Balance at December 31, 2018	412,500	$0.04	9.5
Granted	395,724	0.07	10.0
Exercised	-	-	-
Canceled or expired	-	-	-
Balance at December 31, 2019	808,224	$0.05	9.0

At December 31, 2019, options for the purchase of 491,877 shares at a weighted average price of $0.05 per share were vested and exercisable.

Expense for the issuance of stock options and warrants for the years ended December 31, 2019 and 2018 was $12,758 and $3,984, respectively.

The Company will recognize the remaining value of the options through 2021 as follows:

2020	$7,608
2021	4,061
$11,669

The Company recognizes stock option forfeitures as they occur, as there is insufficient historical data to accurately determine future forfeiture rates.

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NOTE 9 – SUBSEQUENT EVENTS

Subsequent to December 31, 2019, the Company issued several additional convertible notes in exchange for $600,000 of cash financing. Thus, the total amount of cash financing from convertible note investors totals $1,700,660 through the date of these consolidated financial statements. The new convertible notes have terms similar to the convertible notes issued prior to December 31, 2019 as disclosed in Note 4.

Effective April 29, 2020, the Company has granted incentive stock options for the purchase of 46,498 shares of Common Stock at a purchase price of $0.07 per share. These options will vest over a four-year period and will expire in ten years.

Effective April 29, 2020, the Company has issued to an investor a Common Stock Purchase Warrant for the purchase of 75,000 shares at a purchase price of $0.01 per share. The term of the warrant is eight years.

On January 30, 2020, the World Health Organization declared the COVID-19 outbreak a “Public Health Emergency of International Concern” and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the COVID-19 include restrictions on travel, quarantines in certain areas, and forced closures for certain types of public places and businesses. COVID-19, and actions taken to mitigate it, have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. While it is unknown how long these conditions will last and what the complete financial effect will be to the Company, COVID-19 may have a negative impact on the ability of the Company to attract new clients. At this time, we are unable to predict the extent or nature of these impacts to our future financial condition and results of operations.

Subsequent to December 31, 2019, the Company obtained a loan through the Small Business Administration’s Paycheck Protection Program in the amount of $106,000. The loan has a two-year maturity and bears interest at a rate of 1% per annum.

The Company has evaluated subsequent events that occurred after December 31, 2019 through April 29, 2020, the issuance date of these consolidated financial statements. There have been no other events or transactions during this time which would have a material effect on these consolidated financial statements, other than those disclosed.

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